THE OFFERING OF SECURITIES DESCRIBED HEREIN HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. THIS OFFERING IS MADE PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT AND REGULATION CROWDFUNDING PROMULGATED THEREUNDER ("REG. CF") AND THE SECURITIES MAY NOT BE OFFERED, SOLD, PLEDGED, OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO (A) AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR (B) AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT, IN EACH CASE IN ACCORDANCE WITH ALL APPLICABLE STATE SECURITIES LAWS AND THE SECURITIES LAWS OF OTHER JURISDICTIONS.

HOBBYDB CORP.

SERIES SEED PREFERRED STOCK SUBSCRIPTION AGREEMENT

THIS SERIES SEED PREFERRED STOCK SUBSCRIPTION AGREEMENT (this "**Agreement**") is effective as of the Acceptance Date set forth on the signature page hereto, between **HOBBYDB CORP.**, a Delaware corporation (the "**Company**") and the purchaser named on the signature page hereto ("**Purchaser**").

RECITALS

WHEREAS, the Company has authorized the sale and issuance of up to an aggregate of $534,999.54 (the "**Maximum Offering Amount**") of shares of its Series Seed Preferred Stock (the "**Series Seed Preferred**") pursuant to Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**"), Regulation Crowdfunding promulgated thereunder, as amended ("**Regulation CF**"), and the Form C and its exhibits and attachments, as may be amended from time to time ("**Form C**") and the Offering Statement included therein (the "**Offering Statement**"), filed by the Company with the Securities and Exchange Commission (the "**SEC**," and the transactions contemplated hereby and thereby, the "**Offering**");

WHEREAS, the Offering is being conducted solely through the online crowdfunding portal website (the "**Site**") operated by Wefunder Portal, LLC, a Delaware limited liability company, or its successor (the "**Portal**"), registered with the SEC as a "funding portal" under the Securities Act and a funding portal member of the Financial Industry Regulatory Authority ("**FINRA**");

WHEREAS, the Series Seed Preferred has the rights, preferences, privileges, and restrictions set forth in the Amended and Restated Certificate of Incorporation of the Company, in the form attached as an exhibit to the Form C (the "**Charter**");

WHEREAS, Purchaser desires to purchase, and the Company desires to issue and sell,

shares of Series Seed Preferred on the terms set forth in this Agreement, the Form C, and the Offering Statement; and

WHEREAS, this Agreement is entered into as part of a series of similar agreements (collectively with this Agreement, the "**Subscription Agreements**") pursuant to which the Company will sell and issue the Series Seed Preferred included in the Offering to the persons listed on the signature pages of such Subscription Agreements (collectively with Purchaser, the "**Series Seed Investors**").

<center>AGREEMENT</center>

NOW, THEREFORE, in consideration of the foregoing recitals and the mutual promises, representations, warranties, and covenants hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.   PURCHASE AND SALE; CLOSING.

(a)   **Review and Acceptance of Subscription**. The Company reserves the right to review the suitability of any prospective Purchaser and, in connection with such review, to waive such suitability standards as to prospective Purchaser in the Company's sole discretion and as the Company deems appropriate under applicable law. The Company may reject this Agreement at any time prior to its written acceptance thereof and may reject all or any portion of Purchaser's Subscription Amount as set forth on the signature page hereto ("**Subscription Amount**"), in each case in the Company's sole discretion. The Company shall have no obligation to accept subscriptions in the order received and may accept subscriptions on any basis as may be determined by the Company. Purchaser may cancel Purchaser's entire subscription hereunder prior to 48 hours before the Closing in accordance with the Portal's terms and conditions for the Site (*i.e.*, https://wefunder.com/terms) as in effect at the applicable Closing (the "**Site Terms**") and the Site's page for the Offering.

(b)   **Purchase and Sale.** Subject to the terms and conditions of this Agreement, Purchaser hereby agrees to purchase from the Company and the Company hereby agrees to issue and sell to Purchaser the whole number of shares of Series Seed Preferred, rounded down to the nearest whole number, (the "**Shares**") equal to (i) the amount of Purchaser's Subscription Amount accepted by the Company as set forth on the signature page hereto, *divided* (ii) by the purchase price of $0.87 per Share (the "**Purchase Price**"). Purchaser acknowledges and agrees that the "**Original Issue Price**" for each Share, as such term is used in the Charter, shall be the Purchase Price.

(c)   **Closing.**

(i)   The initial closing of the purchase and sale Series Seed Preferred, including the payment for and issuance thereof, (the "**Initial Closing**") shall take place promptly upon the satisfaction or waiver of the conditions set forth in **Section 1(d)** below (the date on which such shares of Series Seed Preferred are issued shall be referred to herein as the "**Initial Closing Date**").

<center>2</center>

(ii)   At any time, and from time to time, until the Offering deadline specified in the Form C, the Offering Statement, and on the Site (the "**Offering Deadline**"), the Company may, at one or more additional closings (each an "**Additional Closing**"), without obtaining the signature, consent, or permission of any of the Series Seed Investors, offer and sell to other investors, at the Purchase Price per share, up to the difference between (A) number of shares of Series Seed Preferred sold at the Initial Closing and each Additional Closing and (B) the whole number of shares of Series Seed Preferred equal to the Maximum Offering Amount divided by the Purchase Price, rounded down to the nearest whole number (*i.e.*, 614,942.00).   Such additional investors may include persons or entities who are already Series Seed Investors.

(iii)   The Initial Closing and each applicable Additional Closing (each a "**Closing**" and the date thereof, as applicable, the "**Closing Date**") shall be effected in the manner specified in the Form C, the Offering Statement, the Site Terms, and the Site's page for the Offering, which may occur via any electronic signature complying with the U.S. federal ESIGN Act of 2000, or any other transmission method, which signatures shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

(d)   **Closing Conditions.**   Purchaser's obligation to purchase the Shares at the applicable Closing, and the Company's obligation to sell and issue the Shares, are subject to the satisfaction of the following conditions:

(i)   as of the applicable Closing, the representations and warranties made by Purchaser in **Section 2**, and the representations and warranties made by the Company in **Section 3**, shall be true, complete, and correct in all material respects, and each party shall have performed or observed all obligations and conditions herein required to be performed or observed by such party on or prior to the applicable Closing;

(ii)   as of the applicable Closing, the sale and issuance of the Shares shall be legally permitted by all laws and regulations to which Purchaser and the Company are subject;

(iii)   as of Initial Closing, the Company shall have received executed Subscription Agreements representing an aggregate Subscription Amount of at least $20,000.43 (the "**Minimum Offering Amount**");

(iv)   as of the applicable Closing, the Company shall have accepted an aggregate Subscription Amount of at least the Minimum Offering Amount and not more than the Maximum Offering Amount; and

(v)   as of the applicable Closing, the Portal shall have provided Purchaser at least five days' prior notice of the Closing Date in accordance with the Site's page for the Offering.

2.   **REPRESENTATIONS AND WARRANTIES OF PURCHASER.** Purchaser hereby represents and warrants to the Company, as of the date this Agreement is submitted to the Company and (unless Purchaser delivers written notice to the Company prior to the applicable Closing) as of the Closing, as follows:

(a)   **Organization and Authorization.** Purchaser is, if an entity, duly formed and validly existing under the laws of its jurisdiction of incorporation, formation, or organization (as applicable), and otherwise has all requisite power, capacity, and authority to execute and deliver this Agreement and to perform its obligations hereunder. All action (including the obtainment of any consents, permits, or waivers necessary for the authorization, execution, and delivery of this Agreement and Purchaser's performance hereunder) on the part of Purchaser and, if an entity, its board of directors, managers, trustees, or analogous governing body, and its shareholders, members, or other equity holders, has been taken. This Agreement, when executed, will constitute a valid and binding obligation of Purchaser, enforceable in accordance with its terms; except as such enforceability (i) may be limited by bankruptcy, insolvency, moratorium or other similar laws of general application affecting or relating to the enforcement of creditors' rights generally; and (ii) is subject to the principles of equity.

(b) **No Conflicts; Consents.** The execution, delivery, and performance of this Agreement by Purchaser does not (i) violate or conflict with any provision of the articles of incorporation, bylaws, or other governing documents, of Purchaser; or (ii) conflict with or result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default under, any of the terms, conditions, or provisions of any contract or other obligation of Purchaser, and no authorization, approval, order, license, permit, franchise, or consent of, and no registration, declaration, or filing with, any governmental body or any other third party is required in connection with Purchaser's execution, delivery, and performance of this Agreement.

(c) **Investment Limitations.** Including the Subscription Amount set forth on the signature page hereto, in the past 12-month period, Purchaser has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

(d) **Access to Information.** Purchaser is in a position, based upon employment, personal relationship, economic bargaining power, or other factors, to obtain sufficient information to evaluate the risks and merits of Purchaser's investment in the Shares. Purchaser acknowledges that Purchaser has had the reasonable opportunity to ask questions of and receive answers from the Company concerning the terms and conditions of Purchaser's investment in the Shares and the business operations and financial condition of the Company, as further described in Form C and the Offering Statement, and to obtain any additional information concerning the Company. Purchaser has received all information that Purchaser deems necessary to reach an informed and knowledgeable decision to acquire the Shares.

(e) **Offering Materials; No Reliance.** Purchaser has received and reviewed the Offering Agreements (as defined below), Form C, and the Offering Statement (the "**Offering Materials**"). Purchaser has not received and has not relied on any offering materials other than the Offering Materials and has not relied on any information not contained in the Offering Materials. Purchaser has not relied (and will not at any time rely) on any communication (whether written or oral) by the Company, the Portal, or any of their directors, officers, managers, employees, agents, or Affiliates, as investment advice or as a recommendation to purchase the Shares. Purchaser understands and acknowledges that any information or explanations related to the terms and conditions of the Shares provided by the Company, the Portal, or any of their directors, officers, managers, employees, agents, or Affiliates, are not and shall not be deemed investment advice or a recommendation to purchase the Shares, and neither the Company, the Portal, nor any of their directors, officers, managers, employees, agents, or Affiliates, has at any time acted as an advisor to Purchaser's investment decision. Neither the Company, the Portal, nor any of their directors, officers, managers, employees, agents, or

Affiliates, has (i) made any representation regarding the proper characterization of the Shares for purposes of determining the Purchaser's authority to invest in the Shares; (ii) made any representation or guarantee as to the potential success, return, effect, or benefit (whether legal, regulatory, tax, financial, accounting, or otherwise) of an investment in the Shares; or (iii) made any representation to Purchaser regarding the legality of an investment in the Shares and Purchaser's authority to invest in the Shares. As used in this Agreement, "**Affiliate**" means, with respect to any party, any person or entity that controls, is controlled by, or is under common control with such party, where "control" means (1) direct or indirect ownership, or the power to vote a majority of the outstanding voting securities, of a person or entity, or (2) the power to direct, in any manner, the election of a majority of the directors, managers, or trustees (or any person or entity exercising similar responsibilities) of such person or entity (but only as long as such person or entity meets these requirements).

(f) **Risk; Forward Looking Statements.** Purchaser understands and acknowledges that any investment in the Shares involves various risks, including the risks outlined in the Form C and the Offering Statement, and that no federal or state agency has passed upon the merits or risks of an investment in the Shares or made any finding or determination concerning the fairness or advisability of Purchaser's investment. With the assistance of Purchaser's professional advisors, to the extent that Purchaser has deemed appropriate, Purchaser has made its own independent legal, tax, accounting, and financial evaluation of the merits and risks of an investment in the Shares and the consequences of this Agreement. Purchaser has considered the suitability of the Shares as an investment in light of Purchaser's own circumstances and financial condition has determined that Purchaser is able to bear the risks associated with an investment in the Shares, including the risk of total loss. In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 (the "**Reform Act**"), the Company is hereby providing cautionary statements identifying important factors that could cause the Company's actual results to differ materially from those projected in any forward-looking statements (as such term is defined in the Reform Act) made by or on behalf of the Company in the Offering Materials or orally, whether in presentations, in response to questions or otherwise. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as "will result," "are expected to," "will continue," "is anticipated," "estimated," "projection" and "outlook") are not historical facts and may be forward-looking and, accordingly, such statements involve estimates, assumptions, and uncertainties which could cause actual results to differ materially from those expressed in the forward-looking statements. The Company cautions that the factors described above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by or on behalf of the Company. Any forward-looking statement speaks only as of the date on which such statement is made, and the Company undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors. Further, management cannot assess the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Users of forward-looking statements should be aware that actual events and circumstances will likely be different than the assumptions used by the Company in preparing these statements. Such differences will likely have a material impact on results.

Therefore, users should make their own assessment of the risk and opportunities associated with an investment in or acquisition of the Company.

     (g)   **Preexisting Relationship; Purchaser's Expertise.** Purchaser has either (i) preexisting personal or business relationships with the Company or one or more of its directors, officers, managers, partners, or controlling persons, or (ii) the capacity to protect Purchaser's own interests in connection with the purchase of the Shares by virtue of the business or financial expertise of Purchaser or of professional advisors to Purchaser who are not Affiliated with, and who are not compensated by, the Company or any of its Affiliates, directly or indirectly.

     (h)   **Private Placement.** Purchaser is purchasing the Shares for investment for Purchaser's own beneficial account only and not with a view to, or for resale in connection with, any "distribution" thereof within the meaning of the Securities Act of 1933, as amended (the "**Securities Act**") or applicable state securities laws (including Section 25102(f) of the California Corporations Code, as amended). Purchaser understands and acknowledges that the Shares have not been registered under the Securities Act by reason of a specific exemption therefrom, which exemption depends upon, among other things, the *bona fide* nature of Purchaser's investment intent as expressed herein, and Purchaser's representations, warranties, and covenants contained in this Agreement, upon which the Company is relying.

     (i)   **Restrictions on Resale.** In addition to the restrictions on transfer as set forth in **Section 4**, Purchaser understands and acknowledges that the Shares and the shares of common stock ("**Common Stock**") issuable upon conversion of the Shares are subject to certain restrictions on transfer as set forth Rule 501 of Regulation CF, which provides, in substance, that unless there is then in effect a registration statement under the Securities Act covering such proposed transfer, Purchaser may transfer such shares only (i) to the Company; (ii) to an "accredited investor" as such term is defined in Rule 501(a) of Regulation D promulgated under the Securities Act ("**Accredited Investor**"); (iii) to a family member of Purchaser or the equivalent, to a trust controlled by Purchaser, to a trust created for the benefit of a family member of Purchaser or the equivalent, or in connection with the death or divorce of Purchaser or other similar circumstance. Purchaser understands that the Company has no obligation or intention to register any of such shares, or to take any action so as to permit sales pursuant to the Securities Act (including Rule 144 thereunder).

     (j)   **California Notice.** The sale of the Shares has not been qualified with the Commissioner of Corporations of the State of California and the issuance of the Shares or the payment or receipt of any part of the consideration therefor prior to the qualification is unlawful under California law, unless the sale of securities is exempt from the qualification by Section 25100, 25102, or 25105 of the California Corporations Code. The rights of all parties to this agreement are expressly conditioned upon the qualification being obtained, if such sections are applicable to Purchaser's purchase of the Shares hereunder, unless the sale is so exempt.

     (k)   **Applicable Foreign Laws.** If Purchaser is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended (the "**Code**")), Purchaser hereby acknowledges and agrees that Purchaser is responsible for complying with any non-U.S. securities laws applicable to the sale and issuance of the Shares, which are governed by U.S. federal securities laws. Purchaser has satisfied itself as to the full observance of the laws of its jurisdiction in connection with this Agreement and the sale and issuance of the Shares, including (i) all legal requirements within its jurisdiction for the sale and issuance of the Shares, (ii) any foreign exchange restrictions applicable to such sale and issuance, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the sale and issuance, holding, redemption, sale, or transfer of the Shares. The Company's offer of the Shares and the parties' execution and delivery of this Agreement, and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of the Purchaser's jurisdiction.

(l) **Understanding; Advice of Counsel.** Purchaser has reviewed this Agreement in its entirety, has had an opportunity to obtain the advice of counsel prior to executing this Agreement, and fully understands all provisions of this Agreement.

(m) **Accuracy of Address.** If Purchaser is an individual, then Purchaser resides in the state or province identified in the address of Purchaser supplied at the Closing; if Purchaser is a partnership, corporation, limited liability company or other entity, then the office or offices of Purchaser in which its investment decision was made is located at the address or addresses of Purchaser supplied at the Closing.

(n) **Termination of the Offering; Other Offerings.** Purchaser understands and acknowledges that the Company may terminate the Offering at any time. Purchaser further understands and acknowledges that during the Offering and following any termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable than the terms of this Offering.

(o) **Rule 3a-9 Compliance**. Purchaser was formed and complied with Rule 3a-9 of the Investment Company Act of 1940, as amended ("**Rule 3a-9**").

3. **REPRESENTATIONS AND WARRANTIES OF THE COMPANY.** The Company hereby represents and warrants to Purchaser that, each of the following statements is true and correct as of the Closing Date:

(a) **Organization.** The Company is duly incorporated and validly existing under the laws of the State of Delaware and has all requisite power and authority to execute and deliver this Agreement and to perform its obligations under this Agreement, the Charter, and the Company's bylaws (collectively, the "**Offering Agreements**") including selling and issuing the Shares.

(b) **Authorization; Binding Obligations.** All corporate action on the part of the Company, its officers, directors, and stockholders (including the obtainment of any consents, permits, or waivers) necessary for the authorization, execution, and delivery of the Offering Agreements, and the Company's performance hereunder and thereunder (including the sale, issuance, and delivery of the Shares) has been taken or will be taken prior to the applicable Closing. This Agreement, when executed, will constitute a valid and binding obligation of the Company, enforceable in accordance with its terms; except as such enforceability (i) may be limited by bankruptcy, insolvency, moratorium, or other similar laws of general application affecting or relating to the enforcement of creditors' rights generally; and (ii) is subject to the principles of equity. The sale of the Shares pursuant to this Agreement and any subsequent conversion of the Shares into shares of Common Stock pursuant to the Charter is not, and will not be, subject to any preemptive rights or other rights of first refusal that have not been properly waived or satisfied on or prior to the applicable Closing.

(c) **Compliance with Laws**. To the Company's knowledge, the Company is not in violation of any applicable statute, rule, regulation, order or restriction of any domestic or foreign government or any instrumentality or agency thereof in respect of the conduct of its business or the ownership of its properties, which violation would materially and adversely affect the business, assets, liabilities, financial condition, operations or prospects of the Company.

(d) **Valid Issuance.** The Shares, when issued, sold, and delivered in accordance with the terms and for the consideration set forth in this Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under the Offering Agreements, applicable state and federal securities laws and liens or encumbrances created by or imposed by a Purchaser.

4.   **RESTRICTIONS ON TRANSFER.**

(a) **General Restrictions.** In addition to any other restrictions on transfer under any other agreement to which Purchaser is a party or to which the Shares are subject, Purchaser shall not sell, assign, pledge, encumber, hypothecate, exchange, transfer, convey, grant any option for the purchase of, enter into any hedging or similar transaction with the same economic effect as a sale, or otherwise dispose of any interest in, whether voluntary or by operation of law, in trust, gift, transfer by request, devise or descent, directly or indirectly ("**Transfer**"), or make any offer or attempt to Transfer, any Shares:

(i)   unless and until there is then in effect a registration statement under the Securities Act covering such proposed Transfer and such Transfer is made in accordance with such registration statement;

(ii)   (A) except pursuant to a valid an exemption from registration under the Securities Act, in each case in accordance with all applicable state securities laws and the securities laws of other jurisdictions, and (B) the transferee has agreed in writing to be bound by the terms of this Agreement; or

(iii)   except in compliance with Rule 3a-9.

(b) **Market Standoff.** Purchaser shall not Transfer (including making any short sale of) any Common Stock or other securities of the Company held by Purchaser, including the Shares (the "**Lock-Up Shares**"), during the 180-day period following the effective date of an offering under SEC Regulation A+ or a registration statement under the Securities Act covering such Lock-Up Shares, or such longer period (not to exceed 18 days after the expiration of the 180-day period, as the underwriters or the Company shall request in order to facilitate compliance with FINRA Rule 2241) (the "**Lock-Up Period**"). Purchaser agrees to execute and deliver such other agreements as may be reasonably requested by the Company and/or the managing underwriter that are consistent with the foregoing or that are necessary to give further effect thereto. In order to enforce the foregoing covenant, the Company may impose stoptransfer instructions with respect to Purchaser's Lock-Up Shares until the end of the Lock-Up Period. The underwriters of the Lock-Up Shares are intended third party beneficiaries of this **Section 4(b)** and shall have the right, power, and authority to enforce the provisions hereof as though they were a party hereto.

(c) **Attempted Transfer in Violation.** Any purported Transfer in violation of this Agreement shall be void *ab initio* and without effect, and the Company shall not be required (i) to transfer on its books any Shares that are purported to have been Transferred in violation of this Agreement or (ii) to treat any individual or entity to whom such Shares are purported to have been Transferred as the owner of such Shares, to accord such individual or entity any right to vote as the owner of such Shares, or to pay dividends or otherwise make any distributions to such individual or entity.

5. **RESTRICTIVE LEGENDS.** All certificates representing the Shares shall have endorsed thereon the following legends:

(a) "THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. THE SHARES WERE OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT AND REGULATION CROWDFUNDING PROMULGATED THEREUNDER ("**REG. CF**") AND MAY NOT BE OFFERED, SOLD, PLEDGED, OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO (A) AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR (B) AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT, IN EACH CASE IN ACCORDANCE WITH ALL APPLICABLE STATE SECURITIES LAWS AND THE SECURITIES LAWS OF OTHER JURISDICTIONS."

(b) THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO, AND MAY NOT BE OFFERED, SOLD, PLEDGED, OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH, AN AGREEMENT BETWEEN THE COMPANY AND THE REGISTERED HOLDER, OR SUCH HOLDER'S PREDECESSOR IN INTEREST, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF THE COMPANY. ANY TRANSFER OR ATTEMPTED TRANSFER OF ANY SUCH SHARES IN VIOLATION OF SUCH AGREEMENT IS VOID WITHOUT THE PRIOR EXPRESS WRITTEN CONSENT OF THE COMPANY.

(c) Any legend required under applicable state securities laws.

6. **INDEMNIFICATION.** Purchaser shall, at Purchaser's sole cost and expense, defend the Company and its Affiliates, and each of the Company's and its Affiliates' respective officers, directors, employees, agents, successors and assigns (each an "**Indemnified Party**") against any claim, suit, or action to the extent such claim, suit, or action arises or results from or relates to any breach by Purchaser of any representation, warrant, or covenant set forth in this Agreement (each an "**Indemnifiable Claim**"). Purchaser shall indemnify and hold harmless each Indemnified Party against and shall pay all losses, damages, liabilities, deficiencies, claims,

actions, judgments, settlements, interest, awards, penalties, fines, costs or expenses of whatever kind, including reasonable attorneys' fees and the cost of enforcing any right to indemnification hereunder, and the cost of pursuing any insurance providers arising or resulting from any Indemnifiable Claim.

7.   GENERAL.

(a)   **Further Assurances**. The parties agree to execute such further instruments and to take all such further action as may reasonably be necessary to carry out the intent of this Agreement.

(b)   **Notices**. Any notice required or permitted hereunder shall be given in writing and shall be deemed effectively given upon personal delivery or delivery by facsimile, electronic mail or express courier, or upon deposit in the United States Post Office (or 10 days after deposit if to an address outside the United States), by registered or certified mail with postage and fees prepaid, addressed to the other party hereto at its address, electronic mail address, or facsimile number hereinafter shown below its signature or at such other address as such party may designate by 10 days' advance written notice to the other party hereto.

(c)   **Notification of Changes.** Purchaser agrees to notify the Company upon the occurrence of any event or events prior to the applicable Closing of the purchase of the Shares pursuant to this Agreement, which would cause any representation, warranty, or covenant of Purchaser in this Agreement to be false or incorrect.

(d)   **Governing Law; Venue; Waiver of Jury Trial.** This Agreement and any claim (whether in contract, tort or otherwise) or other matter arising out of or relating to this Agreement or the Offering shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law principle or rule (whether of the State of Delaware or any other jurisdiction). Any legal suit, action, or proceeding arising out of or relating to this Agreement or the Offering, including, without limitation, to interpret or enforce any provision hereof (collectively, a "**Proceeding**") shall be instituted in the state and federal courts in the city of Denver, Colorado, and each party irrevocably submits to the exclusive jurisdiction of such courts in any such Proceeding. Each party irrevocably and unconditionally waives, to the fullest extent permitted by applicable law, any objection to the laying of venue of any Proceeding in such courts and agrees not to plead or claim that any such Proceeding brought in any such court has been brought in an inconvenient forum. Each party acknowledges and agrees that any controversy that may arise under this Agreement is likely to involve complicated and difficult issues and, therefore, each such party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any Proceeding.

(e)   **Successors and Assigns**. This Agreement shall inure to the benefit of the successors and assigns of the Company and, subject to the restrictions on transfer herein set forth, shall be binding upon Purchaser, his or her heirs, executors, administrators, successors and assigns.

(f)   **Entire Agreement**. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes and merges all prior agreements or understandings, whether written or oral.

(g) **Severability**. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such portions of such provisions, or such provisions in their entirety, to the extent necessary, shall be severed from this Agreement, and the balance of this Agreement shall be interpreted as if such provisions were so excluded and shall be enforceable in accordance with its terms.

(h) **Counterparts**. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Either or all parties may execute this Agreement by facsimile signature or scanned signature in PDF format, and any such facsimile signature or scanned signature, if identified, legible and complete, shall be deemed an original signature and each of the parties is hereby authorized to rely thereon.

(i) **Amendment and Waiver**. No amendment to, or modification, termination, or rescission of, this Agreement or any provision thereof is effective unless it is in writing and signed by the Company and the holders of a majority of the shares of Series Seed Preferred purchased or agreed to be purchased pursuant to the Subscription Agreements (the "**Required Series Seed Investors**"). Notwithstanding the foregoing: (i) the consent of each Purchaser shall be necessary to amend or modify any part of this **Section 7(i)**; (ii) the consent of any affected Purchaser shall be necessary to amend or modify this Agreement in a manner which expressly and adversely affects such Purchaser in a manner unique to such affected Purchaser; (iii) the written consent of the Proxy Holder shall be necessary to amend or modify any part of **Section Error! Reference source not found.**; and (iv) any provision of this Agreement may be waived by the waiving party on such party's own behalf, without the consent of any other party. Purchaser accordingly acknowledges that, except as expressly set forth above, Purchaser's rights hereunder may be amended, modified, terminated, or waived, and this Agreement may be rescinded, without Purchaser's individual consent. Upon any amendment, modification, termination, rescission, or waiver in accordance with this **Section 7(i)**, the Company shall promptly give written notice thereof to the record holders of the Series Seed Preferred who have not previously consented thereto in writing.

(j) **Expenses**. Subject to **Section 7(l)** hereof, each party shall pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery, and performance of this Agreement.

(k) **Delays or Omissions**. It is agreed that no delay or omission to exercise any right, power or remedy accruing to any party, upon any breach, default or noncompliance by another party under the Offering Agreements, shall impair any such right, power, or remedy, nor shall it be construed to be a waiver of any such breach, default, or noncompliance, or any acquiescence therein, or of or in any similar breach, default, or noncompliance thereafter occurring. It is further agreed that any waiver, permit, consent, or approval of any kind or character on any party's part of any breach, default, or noncompliance under the Offering Agreements, or any waiver on such party's part of any provisions or conditions of the Offering Agreements must be in writing and shall be effective only to the extent specifically set forth in such writing (for the avoidance of doubt, by the Company, by the Required Series Seed Investors on behalf of all of the Purchasers, or by any Purchaser individually). All remedies, whether under the Offering Agreements, law, or otherwise afforded to any party, shall be cumulative and not alternative.

(l) **Attorneys' Fees**. In the event that any suit or action is instituted under or in relation to this Agreement, including without limitation to enforce any provision in this Agreement, the prevailing party in such dispute shall be entitled to recover from the losing party all fees, costs, and expenses of enforcing any right of such prevailing party under or with respect to this Agreement, including without limitation, such reasonable fees and expenses of attorneys and accountants, which shall include, without limitation, all fees, costs and expenses of appeals.

(m) **Titles and Subtitles**. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

(n) **Pronouns**. All pronouns contained herein, and any variations thereof, shall be deemed to refer to the masculine, feminine, or neutral, singular or plural, as the identity of the parties hereto may require.

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IN WITNESS WHEREOF, the parties hereto have executed this **SERIES SEED STOCK SUBSCRIPTION AGREEMENT** as of the Acceptance Date.

Subscription Amount: _____$[AMOUNT]_____

COMPANY: Hobbydb Corp

By: _*Founder Signature*_____

Name: Christian Braun

Title: CEO

Accepted Subscription Amount: _$[AMOUNT]___

Acceptance Date: _[EFFECTIVE DATE]_____

PURCHASER:

_____

By: _*Investor Signature*_____

Name: [INVESTOR NAME]_____

Title: [INVESTOR TITLE]_____

Purchaser is an "Accredited Investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[X] Not Accredited